Filed by Akerna Corp. pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Akerna Corp.
Commission File No. 333-271857

AKERNA CORP.
Special Meeting of Stockholders
January 29, 2024 9:00 AM (Mountain Time)
201 Milwaukee Street., Suite 200, Denver, CO 80206

VOTING INFORMATION FORM (VIF)

Important Notice Regarding the Availability of Proxy Materials for the 2024 Special Meeting of Stockholders

To view the 2024 Proxy Statement online, please go to: https://www.cstproxy.com/akerna/2024sm

You are entitled to instruct Odyssey Trust Company (the “Trustee”) as to the exercise of voting rights (including the right to direct the voting of the special voting share of Akerna Corp. at the Annual Meeting) attaching to the exchangeable shares of Akerna Canada Ample Exchange Inc. (“Exchangeco”) registered in your name with the Trustee.

EMAIL — Mark, sign and date your proxy and return it by electronic mail to: corptrust@odysseytrust.com
MAIL — Mark, sign and date your proxy card and return it to:

Odyssey Trust Company
1230, 300 5th Ave S.W.
Calgary, Alberta T2P 3C4

This VIF must be received by the Trustee by 11:59 p.m., Mountain Time, on January 26, 2024. Prior to such time you may revoke or amend your vote by marking, signing and returning a new VIF to the Trustee or writing to the Trustee at the address above and specifically requesting that your VIF be revoked. You may also attend the Annual Meeting and vote your portion of the special voting share in person at the Annual Meeting. In order to attend the Annual Meeting and vote in person, you must request a proxy from the Trustee to permit you or your designated agent or other representative to exercise your voting rights at the Annual Meeting.

THIS VIF, WHEN PROPERLY EXECUTED, WILL INSTRUCT THE TRUSTEE TO VOTE THAT PORTION OF THE SPECIAL VOTING SHARE ASSIGNABLE TO YOU IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, THIS VIF WILL INSTRUCT THE TRUSTEE TO VOTE THE SPECICAL VOTING SHARE PORTION ASSIGNABLE TO YOU “FOR” EACH PROPOSAL. IF THIS VIF IS NOT RETURNED TO THE TRUSTEE YOUR PORTION OF THE SPECIAL VOTING SHARE WILL NOT BE VOTED.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL.    Please mark your vote: ☒

1. Approval of the issuance of shares of Akerna Common Stock to Gryphon stockholders, pursuant to the terms of the Merger Agreement, and the change of control resulting from the Merger	FOR ☐	AGAINST ☐	ABSTAIN ☐

2. Approval of the sale of the Membership Interests of MJ Freeway and the Capital Stock of Ample to MJ Acquisition, pursuant to the terms of the Purchase Agreement and the transactions contemplated thereby

	FOR ☐	AGAINST ☐	ABSTAIN ☐
3. Approval of the Akerna Reverse Stock Split as more fully described in Akerna’s proxy statement for the Special Meeting	FOR ☐	AGAINST ☐	ABSTAIN ☐
4. Approval of the Akerna Authorized Share Increase as more fully described in Akerna’s proxy statement for the Special Meeting	FOR ☐	AGAINST ☐	ABSTAIN ☐
5. Approval of the Akerna Name Change as more fully described in Akerna’s proxy statement for the Special Meeting	FOR ☐	AGAINST ☐	ABSTAIN ☐
6. Approval of the Akerna Corp. 2024 Omnibus Incentive Plan	FOR ☐	AGAINST ☐	ABSTAIN ☐
7. Approval of the issuance of Akerna common stock pursuant to the MJ Acquisition Promissory Note Conversion as more fully described in Akerna’s proxy statement for the Special Meeting	FOR ☐	AGAINST ☐	ABSTAIN ☐
8. Approval of the adjournment of the Akerna special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 – 7	FOR ☐	AGAINST ☐	ABSTAIN ☐
Address Change? Mark box, sign, and indicate changes below:	☐

Date __________________

Signature(s) in Box

Please sign exactly as your name(s) appears on this Voting Information Form. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Voting Information Form.